SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1997; or
                                           -----------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ______________ to

         -----------------

Commission file number 001-08045
                       ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                    GenRad Choice Investment Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    GenRad, Inc.
                                    7 Technology Park Drive
                                    Westford, MA  01886

Required Information

In accordance with the rules to Form 11-K, attached as Appendix 1 to this Form 11-K are the plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.

Exhibits

23.1     Consent of PricewaterhouseCoopers LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             GENRAD CHOICE INVESTMENT PLAN

                                             By:  GenRad, Inc.



Date      December 16, 1998                  By: /s/ Walter A. Shephard
     -----------------------                 -----------------------------------
                                             Name:  Walter A. Shephard
                                             Title: Chief Financial Officer

                                                                      Appendix 1
                                                                      ----------

GenRad, Inc.
Choice Investment Plan
Part I and Part II
Financial Statements and
Additional Information
December 31, 1997 and 1996

GenRad, Inc.
Choice Investment Plan - Part I and Part II
Index to Financial Statements and Additional Information
--------------------------------------------------------------------------------

                                                                                                          Page(s)
Financial Statements:

   Report of Independent Accountants                                                                        1-2

   Statement of Net Assets Available for Plan Benefits
     as of December 31, 1997 and 1996                                                                        3

   Statement of Changes in Net Assets Available for Plan Benefits (with Fund Information)
     for the Year Ended December 31, 1997                                                                    4

   Notes to Financial Statements                                                                            5-8

Additional Information:*

Schedule I -          Schedule of Assets Held for Investment
                        as of December 31, 1997                                                              9

Schedule II -         Schedule of Loans or Fixed Income Obligations as of
                        December 31, 1997                                                                   10

Schedule III -        Schedule of Reportable Transactions for the
                        Year Ended December 31, 1997                                                        11




* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        Report of Independent Accountants


October 30, 1998

To the Committee on Employee Benefits of the GenRad, Inc. Choice Investment Plan - Part I and Part II

We have audited the accompanying statement of net assets available for plan benefits of the GenRad, Inc. Choice Investment Plan - Part I and Part II (the "Plan") as of December 31, 1997 and 1996 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated October 2, 1998, we were unable to, and did not, express an opinion on the statement of net assets available for plan benefits as of December 31, 1997 and 1996 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997 because, at the instruction of the plan administrator, we did not perform any auditing procedures with respect to the information summarized in Note 6 in those financial statements. The plan administrator has now instructed us to perform, and we did perform, an audit of the statement of net assets available for plan benefits as of December 31, 1997 and 1996 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997 in accordance with generally accepted auditing standards. Accordingly, we are now able to express an opinion on those financial statements.

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

To the Committee on Employee Benefits of the GenRad, Inc. Choice Investment Plan - Part I and Part II
October 30, 1998



Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. Schedules I, II and III and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Boston, Massachusetts

GenRad, Inc.
Choice Investment Plan - Part I and Part II
Statement of Net Assets Available for Plan Benefits
--------------------------------------------------------------------------------

                                                                                           December 31,
                                                                                    1997                   1996
Investments, at fair value
Registered investment companies:
   Vanguard LifeStrategy Portfolios - Growth Portfolio                          $    1,050,035    $       653,829
   Vanguard/Wellington Fund                                                         12,186,319          9,856,554
   Vanguard Money Market Reserves - Prime Portfolio                                  8,156,214          8,471,376
   Vanguard/PRIMECAP Fund                                                            2,031,366          1,199,810
   Vanguard LifeStrategy Portfolios - Income Portfolio                                 236,739             63,112
   Vanguard LifeStrategy Portfolios - Conservative Growth                               17,994             44,309
   Vanguard/Windsor II Fund                                                         15,945,110         11,896,938
   Vanguard International Growth Portfolio                                             767,647            626,646
   Vanguard Bond Index Fund - Total Bond Market Portfolio                            2,414,999          2,220,417
   Vanguard LifeStrategy Portfolios - Moderate Growth                                  669,281            428,481
                                                                              -----------------  -----------------

                                                                                    43,475,704         35,461,472

Genrad, Inc. common stock                                                            6,915,725          4,741,078
Participant loans                                                                      780,264            741,670
                                                                              -----------------  -----------------

      Total investments                                                             51,171,693         40,944,220
                                                                              -----------------  -----------------

Receivables
Employer's contributions                                                                79,197             76,348
Participants' contributions                                                            185,183            178,415
Other receivables                                                                       27,887             27,399
                                                                              -----------------  -----------------

      Total receivables                                                                292,267            282,162
                                                                              -----------------  -----------------

Net assets available for plan benefits                                          $   51,463,960    $    41,226,382
                                                                              =================  =================



   The accompanying notes are an integral part of these financial statements.

GenRad, Inc.
Choice Investment Plan - Part I and Part II
Statement of Changes in Net Assets Available for Plan Benefits
(with Fund Information)
--------------------------------------------------------------------------------




                                                                              Year Ended
                                                                           December 31, 1997

                                            GenRad       Vanguard                   Vanguard                   Vanguard
                                            Common     LifeStrategy   Vanguard/       Money       Vanguard/   LifeStrategy
                                             Stock       Growth       Wellington     Market       PRIMECAP      Income
                                          -----------  ------------  ------------- ------------  ------------ ------------
Sources of net assets:
   Investment activity:
      Net appreciation (depreciation)
        in fair value of investments      $1,870,708     $ 121,644     $1,261,377    $      --   $   405,303     $  2,459
      Dividends and interest                      --        41,237      1,038,347      440,116        73,493        8,213
                                          -----------  ------------  ------------- ------------  ------------ ------------

                                           1,870,708       162,881      2,299,724      440,116       478,796       10,672
                                          -----------  ------------  ------------- ------------  ------------ ------------

   Contributions:
      Participants                           205,847       259,642        517,286      276,846       297,367        6,325
      Rollovers                               22,444        80,781         42,815       28,308        29,413           --
      Loan repayments                         42,459        34,684         73,157       48,810        30,369           --
      Employer                                78,918        92,058        194,738      107,257        99,481        1,635
                                          -----------  ------------  ------------- ------------  ------------ ------------

Total sources                              2,220,376       630,046      3,127,720      901,337       935,426       18,632
                                          -----------  ------------  ------------- ------------  ------------ ------------

Applications of net assets:
   Benefits paid to participants             145,838       190,500        615,716    1,126,179       208,043           --
   Participant loan withdrawals                   --        34,204         92,057       62,830        28,324           --
   Administrative expenses                     1,695         1,564          4,257       14,674         1,469           --
                                          -----------  ------------  ------------- ------------  ------------ ------------

Total applications                           147,533       226,268        712,030    1,203,683       237,836           --
                                          -----------  ------------  ------------- ------------  ------------ ------------

Net increase (decrease) prior to
  interfund transfers and plan merger      2,072,843       403,778      2,415,690     (302,346)      697,590       18,632

Interfund transfers                           98,922       (13,150)      (102,010)     (70,600)      122,269      154,995
Plan merger                                    2,882         5,578         16,085       57,784        11,697           --
                                         -----------  ------------  ------------- ------------  ------------ ------------

Increase (decrease) in net assets          2,174,647       396,206      2,329,765     (315,162)      831,556      173,627

Net assets available for plan benefits:
   Beginning of year                       4,741,078       653,829      9,856,554    8,471,376     1,199,810       63,112
                                         -----------  ------------  ------------- ------------  ------------ ------------

   End of year                            $6,915,725    $1,050,035    $12,186,319   $8,156,214    $2,031,366     $236,739
                                         ===========  ============  ============= ============  ============ ============





                                                                        Year Ended
                                                                     December 31, 1997

                                        Vanguard                                             Vanguard
                                       LifeStrategy                 Vanguard                 LifeStrategy
                                       Conservative  Vanguard/     International Vanguard    Moderate    Participant
                                         Growth      Windsor II      Growth     Bond Index    Growth       Loans       Other
                                       ------------ -------------  ----------- ------------  ----------  ----------  ----------
Sources of net assets:
   Investment activity:
      Net appreciation (depreciation)
        in fair value of investments      $  2,410   $ 2,434,407     $(15,463)   $  62,182    $ 63,119    $     --   $      --
      Dividends and interest                 1,140     1,451,329       32,979      150,091      29,647      54,419          --
                                       ------------ -------------  ----------- ------------  ----------  ----------  ----------

                                             3,550     3,885,736       17,516      212,273      92,766      54,419          --
                                       ------------ -------------  ----------- ------------  ----------  ----------  ----------

   Contributions:
      Participants                           6,480       760,735      142,434      126,864      78,765          --       6,766
      Rollovers                                 --        48,713        5,174        9,897      11,093          --          --
      Loan repayments                           --       149,618       17,375       22,241       2,747    (421,948)        488
      Employer                               3,240       264,867       49,322       49,516      33,875          --       2,851
                                       ------------ -------------  ----------- ------------  ----------  ----------  ----------

Total sources                               13,270     5,109,669      231,821      420,791     219,246    (367,529)     10,105
                                       ------------ -------------  ----------- ------------  ----------  ----------  ----------

Applications of net assets:
   Benefits paid to participants            39,535       837,834        7,119      236,520      23,112      87,847          --
   Participant loan withdrawals                 --       216,352       18,485       15,808       3,500    (471,560)         --
   Administrative expenses                      50         5,010          539          882         508          --          --
                                       ------------ -------------  ----------- ------------  ----------  ----------  ----------

Total applications                          39,585     1,059,196       26,143      253,210      27,120    (383,713)         --
                                       ------------ -------------  ----------- ------------  ----------  ----------  ----------

Net increase (decrease) prior to
  interfund transfers and plan merger      (26,315)    4,050,473      205,678      167,581     192,126      16,184      10,105

Interfund transfers                             --      (106,039)     (78,010)      20,704     (27,081)        --           --
Plan merger                                     --       103,738       13,333        6,297      75,755      22,410          --
                                      ------------ -------------  ----------- ------------  ----------  ----------  ----------

Increase (decrease) in net assets          (26,315)    4,048,172      141,001      194,582     240,800      38,594      10,105

Net assets available for plan benefits:
   Beginning of year                        44,309    11,896,938      626,646    2,220,417     428,481     741,670     282,162
                                      ------------ -------------  ----------- ------------  ----------  ----------  ----------

   End of year                            $ 17,994   $15,945,110    $ 767,647   $2,414,999   $ 669,281   $ 780,264   $ 292,267
                                      ============ =============  =========== ============  ==========  ==========  ==========





                                             Total
                                          -------------
Sources of net assets:
   Investment activity:
      Net appreciation (depreciation)
        in fair value of investments       $ 6,208,146
      Dividends and interest                 3,321,011
                                          -------------

                                             9,529,157
                                          -------------

   Contributions:
      Participants                           2,685,357
      Rollovers                                278,638
      Loan repayments                               --
      Employer                                 977,758
                                          -------------

Total sources                               13,470,910
                                          -------------

Applications of net assets:
   Benefits paid to participants             3,518,243
   Participant loan withdrawals                     --
   Administrative expenses                      30,648
                                          -------------

Total applications                           3,548,891
                                          -------------

Net increase (decrease) prior to
  interfund transfers and plan merger        9,922,019

Interfund transfers                                 --
Plan merger                                    315,559
                                         -------------

Increase (decrease) in net assets           10,237,578

Net assets available for plan benefits:
   Beginning of year                        41,226,382
                                         -------------

   End of year                            $ 51,463,960
                                         =============

   The accompanying notes are an integral part of these financial statements.

GenRad, Inc.
Choice Investment Plan - Part I and Part II
Notes to Financial Statements
--------------------------------------------------------------------------------

1.       Description of the Plan

         The following description of the GenRad, Inc. (the "Company") Choice Investment Plan - Part I and Part II (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

         General
         The Plan is a defined contribution plan, qualified under Section 401(k) of the U.S. Internal Revenue Code ("IRC"), which provides retirement benefits to employees of the Company who have completed at least one month of service with the Company or any of its subsidiaries. The Plan was established on December 31, 1943 and has been amended from time to time. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Contributions
         Participants may contribute up to 15% of their annual compensation to the extent that the contributions comply with IRC limitations. These contributions are not subject to federal income taxes until withdrawn, in accordance with Section 401(k) of the IRC. The Company matches 50% of employee contributions, up to a maximum of 6% of compensation paid. The Plan also includes a profit-sharing trust, whereby the Company may make a contribution each year from its consolidated current or accumulated earnings in an amount determined by the Board of Directors on or before the last day of the Company's fiscal year. No contributions were made to the profit-sharing trust during 1997.

         Effective July 1, 1998, the Company changed its matching policy to 50% of employee contributions, up to a maximum of 10% of compensation paid.

         Participant Accounts
         Each participant is assigned an individual account with only their account's investment income, realized and unrealized investment gains or losses allocated to them. Administrative expenses are charged to each participant's account on a quarterly basis totalling $20 annually.

         Vesting
         Participants who were employees on or prior to December 31, 1995 are fully vested in all employer and employee voluntary contributions plus actual earnings thereon upon entering the Plan. Participants who became employees subsequent to December 31, 1995 are fully vested in all employee contributions and earnings thereon upon entering the Plan. Company contributions and related earnings for these participants, however, vest at a rate of 25% per year.

         Retirement, Terminations and Disbursements
         In case of normal retirement, retirement due to permanent disability or termination of employment, participants may elect to receive the value of their accumulated Plan benefits in a lump sum, in accordance with the provisions of the Plan. In the event that a participant dies before retirement, the beneficiary will receive the value of the participant's accumulated Plan benefits in a lump-sum distribution, less the value of outstanding loans made to the participant.

GenRad, Inc.
Choice Investment Plan - Part I and Part II
Notes to Financial Statements
--------------------------------------------------------------------------------

         Participants qualifying for a hardship withdrawal may receive all or a portion of their contributions, plus investment income earned thereon, but not more than the amount necessary to meet the financial hardship.

         Administration
         The Plan is administered by an administrative committee appointed by the Company. All funds in the Plan are held in trust by Vanguard Fiduciary Trust Company (the "Trustee").

         The Plan offers eleven investment options selected by the participants. In addition, the Plan maintains a 401(k) loan account for participant loans.

         Forfeitures
         Forfeited balances are used to reduce future employer contributions.

         Rollover
         Employees commencing participation in the Plan may elect to transfer to the Plan any amounts distributed from a previous qualified plan within 60 days of receiving such distribution.


2.       Summary of Significant Accounting Policies

         Basis of Presentation
         The Plan's financial statements have been presented on the accrual basis of accounting.

         Reclassifications
         Certain reclassifications were made to the 1996 financial statements to conform to the 1997 presentation.

         Plan Expenses
         Administrative expenses of the Plan are paid by the Plan to a maximum of $20 per participant annually, and are reflected in the accompanying statement of changes in net assets available for plan benefits.
         Excess administrative expenses are paid by the Company.

         Valuation of Investments
         Investments are stated at fair value. The fair value of the shares owned by the Plan in mutual funds is based on the net asset value on the last business day of the Plan year. GenRad, Inc. common stock is valued at quoted market prices. Loans receivable from participants are recorded at cost plus accrued interest, which approximates fair value.

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits. Actual results could differ from those reported.

GenRad, Inc.
Choice Investment Plan - Part I and Part II
Notes to Financial Statements
--------------------------------------------------------------------------------

         Accounting Method
         Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net gains and losses from securities transactions are computed using the average cost method based on the beginning market value. Contributions are recognized based on payroll dates and accrued if applicable.


3.       Loans Receivable From Participants

         The loans to participants bear interest at the prime rate and are due at various dates, not to exceed five years from the date of issuance unless the proceeds were used to construct or rehabilitate the participant's primary residence, in which case the loan repayment period shall not exceed 15 years.

         Participants are allowed to borrow up to 50% of their investment balances, not to exceed $50,000.


4.       Federal Income Taxes

         The Internal Revenue Service has determined and informed the Company by a letter dated July 3, 1995 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has since been amended. A new letter has not been requested. However, management has asserted the Plan and its operations are in accordance with the applicable requirements of the IRC.


5.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive 100% of their account balances.

GenRad, Inc.
Choice Investment Plan - Part I and Part II
Notes to Financial Statements
--------------------------------------------------------------------------------

6.       Transactions with Parties-in-Interest

         At December 31, 1997, the Plan held $43,475,704 in funds sponsored by Vanguard Group, Inc., the Plan trustee and recordkeeper. Additionally, at December 31, 1997, the Plan held $6,915,725 in GenRad, Inc.
         common stock.

         At December 31, 1996, the Plan held $35,461,472 in funds sponsored by Vanguard Group, Inc., the Plan trustee and recordkeeper. Additionally, at December 31, 1996, the Plan held $4,741,078 in GenRad, Inc.
         common stock.

GenRad, Inc.
Choice Investment Plan - Part I and Part II
Schedule of Assets Held for Investment (Item 27a - Form 5500)
December 31,1997                                                      Schedule I
--------------------------------------------------------------------------------

                                                                 Number of                                Current
                       Description                                Shares               Cost                Value
                       -----------                                ------               ----               -------

*GenRad Common Stock                                              229,092       $   2,261,387        $   6,915,725

*Vanguard LifeStrategy Portfolios -
  Growth Portfolios                                                65,464             919,524            1,050,035

*Vanguard/Wellington Fund                                         413,797           9,444,603           12,186,319

*Vanguard Money Market Reserves -
   Prime Portfolio                                              8,156,214           8,156,214            8,156,214

*Vanguard/PRIMECAP Fund                                            51,336           1,566,786            2,031,366

*Vanguard LifeStrategy Portfolios -
  Income Portfolio                                                 19,046             238,456              236,739

*Vanguard LifeStrategy Portfolios -
  Conservative Growth                                               1,343              16,779               17,994

*Vanguard/Windsor II Fund                                         557,132          11,302,086           15,945,110

*Vanguard International Growth
  Portfolio                                                        46,836             765,827              767,647

*Vanguard Bond Index Fund -
  Total Bond Market Portfolio                                     239,346           2,372,651            2,414,999

*Vanguard LifeStrategy Portfolios -
  Moderate Growth                                                  45,191             585,590              669,281

*Participant loans, current prime
    interest rate, 8.50%                                               --             780,264              780,264
                                                                              ----------------    -----------------

Total                                                                           $  38,410,167        $  51,171,693
                                                                              ================    =================



*Party-in-interest

GenRad, Inc.
Choice Investment Plan - Part I and Part II
Schedule of Loans or Fixed Income Obligations (Item 27b - Form 5500)
December 31, 1997                                                    Schedule II
--------------------------------------------------------------------------------


                           Original    Amount Received    Unpaid Balance at                                     Amount Overdue
      Identity and          Amount    During Reporting       December 31,                                    at December 31, 1997
   Address of Obligor*     of Loan         Year                 1997         Description of Loan          Principal       Interest
-----------------------  ----------- ------------------- ------------------ ----------------------       -----------     -----------
Mr. John S. Bell           $  1,500      $  340              $  1,182     Promissory note with an annual    $  180         $  24
1402 N. Valley Parkway                                                    rate of 8.25% payable in 24
#6510                                                                     equal weekly installments
Lewisville, Texas  70567                                                  beginning on May 2, 1997.


*Obligor has been notified via certified mail by the treasurer as to the amount overdue and a Form 1099 was issued to the obligor.

GenRad, Inc.
Choice Investment Plan - Part I and Part II
Schedule of Reportable Transactions* (Item 27d - Form 5500)
Year Ended December 31, 1997                                        Schedule III
--------------------------------------------------------------------------------



                                     Number of         Purchase          Selling            Cost of            Expense
     Description of Assets         Transactions          Price            Price              Asset             Incurred
--------------------------------   --------------   ---------------   --------------     --------------     ---------------

Vanguard Money Market                   223            $ 1,519,159    $    1,834,321     $    1,834,321     $          --
  Reserves - Prime Portfolio

Vanguard Wellington Fund                163              2,089,090         1,020,702            785,640                --

Vanguard Windsor II Fund                205              3,484,040         1,870,276          1,433,200                --

GenRad, Inc. common stock               119              1,301,290           997,351            407,982                --


                                                            Current
                                                            Value on               Net
                                          Lease           Transaction            Gain or
     Description of Assets               Rental               Date                 Loss
--------------------------------      --------------    -----------------     ---------------

Vanguard Money Market                   $      --          $ 3,353,480          $       --
  Reserves - Prime Portfolio

Vanguard Wellington Fund                       --            3,109,792             235,062

Vanguard Windsor II Fund                       --            5,354,316             437,076

GenRad, Inc. common stock                      --            2,298,641             589,369



*Transactions or a series of transactions in excess of 5 percent of the Plan's assets as of December 31, 1996, as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.